SHEPARD INC.
                           318 - 470 GRANVILLE STREET
                           VANCOUVER, BRITISH COLUMBIA
                                 CANADA V6C 2B3
                            TELEPHONE: (604) 719-8129
                            FACSIMILE: (604) 688-8872



September 6, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:  H. Christopher Owings

Dear Sirs:

Re:      Shepard Inc.  - Registration Statement on Form SB-2
         Amendment No. 2 - File No. 333-124632

Further to your letter dated July 21, 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

Description of Business, pages 18
---------------------------------
1.       We read your  response to comment 11 from our letter dated June
         2, 2005. Please give specific examples of possible conflicts that might arise between your business interests and those of Mr. Macdonald as indicated in the second paragraph of page 19.

         We have added the following disclosure:

         "For example, we may seek an interest in a property that is owned by Mr. Macdonald. As well, we may seek an interest in a property that is owned by a company in which Mr. Macdonald has an interest or of which he is a director. We do not have any plans in this regard."

Financial Statements
--------------------
Statement of Operations, page 31
--------------------------------
2.       We read your  response to comment 17 from our letter dated June
         2, 2005. Earnings or loss per share should be rounded to the nearest cent in order not to imply a greater degree of precision than exists. Please tell us why you rounded your loss per share to $0.01 instead of $0.00. Additionally, on page 40 you do not round loss per share for the three months ended March 31, 2005 to the nearest cent. Please revise your filing accordingly.

         We have revised our financial statements to show our loss per share as ($0.00) instead of ($0.01).

2.  summary of Significant Accounting Policies
----------------------------------------------
d)Foreign Currency Translation, page 35
---------------------------------------
3.       We read your  response to comment 18 from our letter dated June
         2, 2005. Please revise your disclosure to clarify, if true, that gains or losses on foreign currency transactions, not translation, are included in the statement of operations. Also, disclose the aggregate foreign exchange transaction gain or loss included in net income for each period presented. Refer to paragraph 30 of SFAS 52.

         We have amended Note 2(d), substituting the word "translation" for "transactions". There were no gains or losses on foreign currency transactions for the periods presented in the financial statements.

Exhibit 5
---------
4.       We read your  response to comment 20 from our letter dated June
         2, 2005. Your response to comment 20 and the disclaimer in the last sentence of the first paragraph of the legal opinion seem to contradict disclosure in the subsequent paragraphs of the opinion stating that counsel has reviewed the registration statement. Please revise or advise.

         We have filed a revised legal opinion with our amended registration statement. The revised opinion no longer states that our legal counsel has not reviewed our registration statement.


         Yours truly,

         /s/ Michael Eyre

         Shepard Inc.
         Michael Eyre, President